StreetPrint

INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 249 • Email: laura.williams@streetprint.com

[redacted]

04046013

October 28, 2004

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated October 28, 2004.

Yours very truly,

Laura Williams
Assistant Controller

llw
Enclosure

StreetPrint **INTEGRATED PAVING CONCEPTS INC.**

NEWS RELEASE

2004 Third Quarter Financial Results

Surrey, British Columbia, Canada, October 28, 2004 – Integrated Paving Concepts Inc. [TSX: IPA] releases today, unaudited summary financial results for the three and nine months ending September 30, 2004.

Summary Financial Information (Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30	
		2004	2003	2004	2003
Revenue	$	4,613,751	4,208,647	10,848,735	9,974,714
Gross Profit		2,603,121	2,292,291	6,117,680	5,255,671
Earnings before depreciation, interest and income taxes		914,722	618,013	1,137,268	(2,003)
Net earnings (loss)	$	474,897	316,166	494,630	(180,704)
Earnings (loss) per share – basic	$	0.07	0.05	0.07	(0.03)
Earnings (loss) per share – diluted	$	0.07	0.05	0.07	(0.03)

The Company's earnings before interest, depreciation and income taxes for the three months ended September 30, 2004 increased by $297,000 or 48% over the same 2003 period. For the nine months ended September 30, 2004, earnings before interest, depreciation and income taxes increased $1,139,000. Total revenues for the third quarter increased by 10% over the third quarter of 2003. Total revenues for the nine months ended September 30, 2004 increased 9% over the same 2003 period.

Revenue (in thousands)
For the three months ended September 30,

	North America			Europe			Other International		
	2004	2003	% change	2004	2003	% change	2004	2003	% change
Applied Products	2,991	2,390	25%	493	212	132%	183	308	(41%)
Equipment & Tooling	679	1,053	(36%)	80	98	(18%)	147	125	18%
Other	31	19	63%	7	1	600%	3	3	0%
Total	3,701	3,462	7%	580	311	86%	333	436	(24%)

Revenue (in thousands)
For the nine months ended September 30,

	North America			Europe			Other International		
	2004	2003	% change	2004	2003	% change	2004	2003	% change
Applied Products	6,406	5,240	22%	1,139	987	15%	674	652	3%
Equipment & Tooling	1,653	2,391	(31%)	360	342	5%	429	242	77%
Other	142	99	43%	25	2	1150%	21	20	5%
Total	8,201	7,730	6%	1,524	1,331	15%	1,124	914	23%

"Our third quarter financial results continue the momentum established through the first half of the year", stated Clark Quintin, President and Chief Executive Officer. "We are particularly pleased with the early market acceptance of DuraTherm and the impact it is having on our financial performance."

At September 30, 2004, the Company's financial position remains strong with $4.0 million (September 30, 2003 - $3.6 million) in working capital and $2.1million (September 30, 2003 - $1.2 million) in cash and cash equivalents

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About Integrated Paving Concepts

Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and StreetPrint DuraTherm™ (DuraTherm), and all revenue is derived from the sales of Applied Products and Equipment & Tooling related to these product lines. The Company's products are marketed through its Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com. Full financial results and management discussion and analysis are available at www.sedar.ca and on the Company's website at www.streetprint.com.

Integrated Paving Concepts Inc.
Janice Stasiuk, Chief Financial Officer & Corporate Secretary